Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the interim consolidated financial statements and results of operations (“MD&A”) of Xtra-Gold Resources Corp. (“Xtra-Gold” or our “company”) for the three months and six months ended June 30, 2015 and 2014 should be read in conjunction with the interim consolidated financial statements and the related notes to the company’s interim consolidated financial statements. The following discussion contains forward-looking statements that reflect Xtra-Gold’s plans, estimates and beliefs. Our company’s actual results could differ materially from those discussed in the forward-looking statements set out herein. Factors that could cause or contribute to such differences include, but are not limited to those discussed below and as contained elsewhere in this MD&A. Our company’s consolidated unaudited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2014, 2013 and 2012 and our annual report on Form 20-F, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Highlights for the Three Months Ended June 30, 2015

During the three months ended June 30, 2015:

•	in connection with our gold recovery operations, we produced 413 ounces of raw gold. We sold 505 fine ounces of gold at an average price of US$1,219 per ounce.

During the six months ended June 30, 2015:

•	in connection with our gold recovery operations, we produced 741 ounces of raw gold. We sold 704 fine ounces of gold at an average price of US$1,210 per ounce.

•	we repurchased 85,000 shares for US$9,458 and cancelled them.

Highlights for the Year Ended December 31, 2014

During the year ended December 31, 2014:

•

in connection with our Kibi Gold Project, located on the Kibi Gold Belt, exploration activities were limited to Zone 5 reconnaissance geology / prospecting with 144 rock composite chip samples collected and geological - geophysical modelling geared towards drill target selection;

•	in connection with our Kwabeng Project, located on the Kibi Gold Belt:

• we announced prospecting and sampling results for the Bomaa prospect (May 2014);

•

we recovered 1,159 ounces of placer gold and sold 1,159 ounces for net proceeds of $411,152. As at the date of this MD&A, during 2015, we plan to continue placer gold recovery operations at this project; and

•

in connection with our Pameng Project, located on the Kibi Gold Belt, soil geochemical sampling was completed on two grids with a total of approximately 80.5 line-km cross-lines established at 200 meter spacing and 2,853 soil samples collected at 25 meter station spacing. A total of 202 rock composite chip samples were collected as part of a prospecting program focusing on the ground proofing of geophysical and structural geology targets. With a view to conserving our company’s working capital, management decided to postpone the laboratory analyses of the soil and rock samples for the fiscal year; and

•	a total of 452,500 common shares were re-purchased for $136,679 and cancelled.

Overview

We are a gold exploration company engaged in the exploration of gold properties in the Republic of Ghana, West Africa. Our mining portfolio currently consists of 225.87 square km comprised of 33.65 square km for our Kibi project, 51.67 square km for our Banso project, 55.28 square km for our Muoso project, 44.76 square km for our Kwabeng project, and 40.51 square km for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Technical Disclosure

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this MD&A is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. Mr. Clement is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

Plan of Operations

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

  an exploration program consisting of additional outcrop stripping / trenching followed by detailed geological mapping and channel sampling to further investigate the auriferous occurrences discovered by the latest prospecting efforts and to further define the strike-extensions of the known gold-bearing shear zones;

  prospecting / reconnaissance geology of the additional prospective IP/Resistivity targets present along the 2.2 km long Zone 5 grid is also planned; and

  a drill program of approximately 2,000 to 3,000 meters at an estimated cost of $300,000 to $500,000;

at our Kwabeng project:

  ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and

  the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

  ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and

  to acquire further interests in gold mineralized projects that fall within the criteria of providing a geological basis for development of drilling initiatives that can enhance shareholder value by demonstrating the potential to define reserves.

As part of our current business strategy, we plan to continue engaging technical personnel under contract where possible as our management believes that this strategy, at its current level of development, provides the best services available in the circumstances, leads to lower overall costs and provides the best flexibility for our business operations.

We anticipate that our ongoing efforts will continue to be focused on the exploration and development of our projects and completing acquisitions in strategic areas.

As at the date of this MD&A, we have resumed our recovery of placer gold operations at our Kwabeng project. We contract out as many services as possible on our placer gold recovery operations to local Ghanaians in order to maximize cost efficiencies.

Our fiscal 2015 budget to carry out our plan of operations is approximately $880,000 to $1,080,000 comprised of $480,000 to $680,000 for our 2015 exploration program ($180,000) and planned drilling program on our Kibi gold project ($300,000 to $500,000) as disclosed in our 20-F annual report under Item 4.B – Information on Xtra-Gold – Business Overview and approximately $400,000 for general and administrative expenses, (which excludes approximately $200,000 in non-cash stock-based compensation expense). These expenditures are subject to change if management decides to scale back or accelerate operations. Until the gold price recovers from continued weakness, the drilling program will be deferred.

Our company has historically relied on equity and debt financings to finance its ongoing operations. Existing working capital, possible debt instruments, further private placements and anticipated cash flow from placer gold recovery operations are expected to be adequate to fund our company’s operations over the next year. During the current year and subsequent to 2015, we will require additional capital to implement our plan of operations. We anticipate that these funds primarily will be raised through equity and debt financing or from other available sources of financing. If we raise additional funds through the issuance of equity or convertible debt securities, it may result in the dilution in the equity ownership of investors in our common stock. There can be no assurance that additional financing will be available upon acceptable terms, if at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to take advantage of prospective new opportunities or acquisitions, which could significantly and materially restrict our operations, or we may be forced to discontinue our current projects.

Trends

In 2014, many commodity and stock market indices continued to experience historically high levels of volatility in the face of global economic uncertainty. Gold prices decreased over 2014 as financial markets sold gold to invest in other equities which were more consistent with economic growth prospects.

During 2015, the U.S. dollar strengthened against most currencies, as economic reports reflected a U.S. economic recovery in progress.

During 2014, the gold price was volatile, reaching a high of $1,385 per ounce. During the first half of 2015, the gold price continued to be volatile, reaching a high of $1,295.75 on January 22, 2015 and a low of $1,147.25 on March 18, 2015. The average gold price for the first half of 2015 was $1,206 per ounce compared to an average gold price during the same period in 2014 of $1,291. The tone for the precious metals market in the near future will depend on whether the U.S. dollar will be supported and if the central banks will continue to maintain interest rates at low levels to support economic growth. The continued global easing of monetary policy could lead to higher inflation and further U.S. dollar volatility. This dollar volatility could have a positive impact on gold prices in the future. Conversely, subdued inflation rates and the recovering global economy could put downward pressure on the gold price. Additionally, recent economic events could have a positive effect on the gold price.

Overall, a lower U.S. dollar should lead to higher costs in U.S. dollar terms to identify and explore for gold but could be more than offset by higher gold prices, resulting in greater interest in gold exploration companies. Conversely, if the U.S. dollar strengthens further, interest in the gold exploration sector could be reduced.

Summary of Quarterly Results

		Basic and Diluted Income
Three Months Ended	Net Income (Loss)	(Loss) Per Share
		$

June 30, 2015	$(44,670)	$(0.00)
March 31, 2015	(182,765)	(0.00)
December 31, 2014	(130,615)	(0.00)
September 30, 2014	(15,068)	(0.00)
June 30, 2014	(293,144)	(0.01)
March 31, 2014	(255,072)	(0.01)
December 31, 2013	(244,225)	(0.01)
September 30, 2013	70,928	0.00
June 30, 2013	82,484	0.00
March 31, 2013	(651,280)	(0.01)
December 31, 2012	(2,701,993)	(0.06)
September 30, 2012	(6,501)	(0.00)

Summary of the Last Three Fiscal Years ended December 31

	2014	2013	2012
	$	$	$
Operating revenues	Nil	Nil	Nil
Consolidated loss and comprehensive loss for the year	(687,057)	(750,942)	(7,631,636)
Net loss and comprehensive loss attributable to non-controlling interest	6,842	8,849	466,378
Net loss and comprehensive loss attributable to Xtra-Gold Resources Corp.	(693,899)	(742,093)	(7,165,258)
Basic and diluted loss attributable to common shareholders per common share	(0.02)	(0.02)	(0.16))
Total current assets	1,124,733	1,717,195	2,692,522
Total assets	2,713,212	3,616,752	4,836,377
Total current liabilities	327,193	311,904	404,507
Total liabilities	327,193	515,299	931,491
Working capital	797,540	1,405,291	1,948,426
Capital stock	45,811	46,264	46,540
Total shareholders’ equity	2,386,019	3,101,453	3,904,866
Total Xtra-Gold Resources Corp. shareholders’ equity	3,360,935	4,083,211	4,877,795
Dividends declared per share	Nil	Nil	Nil
Basic and diluted weighted average number of common shares outstanding	45,996,481	46,481,748	44,698,113

Results of Operations for the Three Months Ended June 30, 2015 as Compared to the Three Months Ended June 30, 2014

Our company’s net loss for the three months ended June 30, 2015 was $44,670 as compared to a net loss of $293,144 for the three months ended June 30, 2014, a reduction in loss of $248,474. Most of the improvement related to improved results from gold recovery and reduced stock based compensation expense.

Our company’s basic and diluted net loss per share for the three months ended June 30, 2015 was $0.00 compared to a net loss of $0.01 per share for the three months ended June 30, 2014. The weighted average number of shares outstanding was 45,726,417 at June 30, 2015 compared to 45,994,598 for the three months ended June 30, 2014. The decrease in the weighted average number of shares outstanding can be attributed to the repurchase of shares over 2014 and 2015.

We incurred expenses of $217,229 in the three months ended June 30, 2015 as compared to $360,918 in the three months ended June 30, 2014, a decrease of $143,689. Amortization for the three months ended June 30, 2015 was $36,553 as compared to $47,019 for the three months ended June 30, 2014, a decrease of $10,466, as no equipment was purchased in 2014 or 2015. General and administrative (“G&A”) expenses were $100,772 in the three months ended June 30, 2015 as compared to $202,673 in the three months ended June 30, 2014, a decrease of $101,901. The decrease in G&A expenses in the three months ended June 30, 2015 can be primarily attributed to lower stock based compensation and regulatory costs. Other G&A expenses were in line with those in Q2 2014. Exploration costs decreased by $31,321 to $79,905 in the three months ended June 30, 2015 as compared to $111,226 for the three months ended June 30, 2014, primarily due to a limited work program in 2015. All exploration costs were expensed in the periods.

During the June 2015 quarter, in connection with our Kibi project, exploration activities focused on Zone 5 outcrop stripping and detailed geological mapping / channel sampling to further investigate the auriferous occurrences discovered by recent prospecting efforts and to further define the strike-extensions of the known gold-bearing shear zones. A total of 214 saw-cut channel samples totaling approximately 174 linear-meters were collected from approximately 2,215 square meters of stripped / power washed bedrock exposure, including 373 square meters of manual stripping and 1,842 square meters of mechanical stripping; with an additional 27 saprolite channel samples collected from the outer walls of the stripped areas. The present Zone 5 channel samples will be submitted to the laboratory upon the completion of the ongoing outcrop stripping / sampling program, and sample results for the entire 2015 Zone 5 work program will be reported upon final compilation of the geological and assay result data. Additional exploration efforts on our Kibi project included the collection of 44 rock composite chip samples as part of an ongoing prospecting program designed to identify new grassroots gold targets on the Apapam concession; with assay results for said sampling still pending from the laboratory.

In connection with our Kwabeng project, a total of 10 rock composite chip samples were collected as part of a prospecting program focusing on the ground proofing of geophysical and structural geology targets. We did not conduct any exploration activities on our Pameng project during the current reporting period.

We reported a gain of $184,571 related to other items for the three months ended June 30, 2015 compared to a gain of $57,296 for the three months ended June 30, 2014 as improved gold recoveries were partly offset by foreign exchange expense in Q2 2015 as compared to Q2 2014.

During the three months ended June 30, 2015, we sold 505 ounces of fine gold from our gold recovery operations and produced 413 raw gold ounces from the placer gold operations. Our gold receipts, after production costs and royalties, during the three months ended June 30, 2015, generated a gain on gold recovery of $240,674 (June 30, 2014 – loss of $46,026). Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer. These placer gold recovery operations were contracted to local Ghanaian groups. We pay a 5% government royalty on our gold sales. Using local contractors promotes the local economy while avoiding illegal workings on our projects.

During the three months ended June 30, 2015, our company had a foreign exchange loss of $51,834 compared to a gain of $76,465 in the three months ended June 30, 2014 which can be attributed to a stronger U.S. dollar during the quarter.

Our company’s portfolio of marketable securities had a realized loss of $8,306 and an unrealized gain of $4,933 in the three months ended June 30, 2015 compared to a realized gain of $275 and unrealized gain of $21,420 in the three months ended June 30, 2014. Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period. A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold. At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

On July 24, 2015, Buccaneer filed an action in the Ontario Superior Court of Justice against the Company and Mark McGinnis (the “Action”). In the Action, Buccaneer alleges that in July, 2010, Buccaneer and the Company entered into a letter of intent to option the Company’s Banso and Muoso prospecting licenses in Ghana leading to a joint venture between the parties. Buccaneer also alleges that pursuant to the said joint venture, Buccaneer acquired an immediate 55% undivided interest in the alluvial mining rights of the Company’s Banso and Muoso Concessions (the “Concessions”) at the time of the agreement was reached and paid $50,000 for those rights. The Action claims against the defendants damages for breach of contract and breach of fiduciary duty and for an accounting of profits from the sale of alluvial gold recovered from the Concessions. Buccaneer seeks damages in the amount of $5,000,000 plus further amounts and costs to be determined at trial.

The Company believes the claims in the Action are without merit and will vigorously defend the unfounded claims in the event they are raised in an appropriate forum. It is the Company’s position that the matters in issue in the Action are subject to an arbitration agreement and that the Action is not properly before the Ontario court, and the Company intends to seek an order of the Ontario Superior Court of Justice staying the Action. In respect of the allegation in the Action by Buccaneer that it acquired an immediate 55% interest in the alluvial rights to the Concessions, the Company has been unable to locate any record of such alluvial sales agreement or payment in respect thereof, and questions the validity/existence of the same. The Company is reviewing the circumstances of the disclosure made by the Company in respect of an alleged agreement relating to alluvial rights to the Concessions.

Results of Operations for the Six Months Ended June 30, 2015 as Compared to the Three Months Ended June 30, 2014

Our company’s net loss for the six months ended June 30, 2015 was $227,435 as compared to a net loss of $548,216 for the six months ended June 30, 2014, a reduction in loss of $320,781. Most of the improvement resulted from increased gold recovery and decreased spending for both exploration and general and administration, which were partly offset by foreign exchange expenses in 2015.

Our company’s basic and diluted net loss per share for the six months ended June 30, 2015 was $0.00 compared to a net loss of $0.01 per share for the six months ended June 30, 2014. The weighted average number of shares outstanding was 45,735,809 at June 30, 2015 compared to 46,126,934 for the six months ended June 30, 2014. The decrease in the weighted average number of shares outstanding can be attributed to the repurchase of shares over 2014 and 2015.

We incurred expenses of $410,741 in the six months ended June 30, 2015 as compared to $689,399 in the six months ended June 30, 2014, a decrease of $278,658. Decreased amortization resulted from no equipment was purchased in 2014 or 2015. General and administrative (“G&A”) expenses were lower primarily due to lower stock based compensation costs. Exploration costs decreased due to a limited work program to date in 2015.

We reported a gain of $196,323 related to other items for the six months ended June 30, 2015 compared to a gain of $125,689 for the six months ended June 30, 2014. Increased gold recoveries were partly offset by increased foreign exchange expense in the first half of 2015 as compared to the first half of 2014. Gold production in the first half of 2015 was 741 raw ounces of gold and we sold 704 fine ounces of gold.

Our company’s portfolio of marketable securities had a realized loss of $8,306 in the six months ended June 30, 2015 compared to a realized gain of $2,933 in the six months ended June 30, 2014, due to results on share dispositions. Our company recognized an unrealized loss of $8,074 in the six months ended June 30, 2015 compared to an unrealized gain of $28,717 in the six months ended June 30, 2014. Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during the periods.

Corporate and Management Changes

At our Annual General Meeting on June 22, 2015, the following individuals did not stand for re-election; Paul Zyla, Richard Grayston, and Dr. Guy Della Valle. The following individuals were newly elected as Directors; Denis Laviolette and Hans Morsches. Paul Zyla did not continue as CEO and was replaced by Peter Minuk. John Ross did not continue as CFO and was replaced by Victor Nkansa.

Liquidity and Capital Resources

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants. During the six months ended June 30, 2015, our company repurchased 85,000 of our shares at a cost of $9,458. These shares were cancelled in the first quarter. During the year ended December 31, 2014, our company repurchased 452,500 of our shares at a cost of $136,679. These shares were cancelled.

At June 30, 2015, accounts payable and accrued liabilities increased to $233,653 (December 31, 2014 - $230,798), due to a increased obligations related to gold sales. Our asset retirement obligation increased to $123,431 at June 30, 2015 from $96,395 at December 31, 2014 as land was disturbed in the gold recovery process. Our cash and cash equivalents as at March 31, 2015 were sufficient to pay these liabilities. We believe that our company has sufficient working capital to achieve our 2015 operating plan.

At June 30, 2015, we had total cash and cash equivalents of $737,465 (December 31, 2014 - $850,736). Working capital as of June 30, 2015 was $646,769 (December 31, 2014 - $797,540). The decrease in cash mostly reflects gold recovery efforts not realized until the following quarter, combined with exploration and administrative spending.

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities. There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Our shares of common stock, warrants and stock options outstanding as at August 10, 2015, December 31, 2014 and December 31, 2013 were as follows:

	August 10, 2015	December 31, 2014	December 31, 2013
Common Shares	45,726,417	45,811,417	46,263,917
Warrants	-	-	964,500
Stock Options	2,210,000	2,426,000	2,489,000
Fully diluted	47,936,417	48,237,417	49,717,417

As of the date of this MD&A, the exercise of all options would raise approximately $0.7 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles. Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2015 budget to carry out our plan of operations is approximately $880,000 to $1,080,000 as disclosed above under “Plan of Operations”.

We believe that we are adequately capitalized to achieve our operating plan for fiscal 2015. As is typical for junior exploration companies, we will require additional funds from equity sources to maintain the current momentum on our projects. At June 30, 2015 and at December 31, 2014, there were no borrowings or capital expenditure commitments made by our company.

Related Party Transactions

During the three month periods ended June 31, 2015 and June 31, 2014, our company entered into the following transactions with related parties:

	June 30,	June 30,
	2015	2014

Consulting fees paid or accrued to officers or their companies	$236,776	$200,642
Directors’ fees	4,857	8,793

Stock option grants to officers and directors	—	108,000
Stock option grant price range	$—	CAD$0.50

Of the total consulting fees noted above in 2015, $82,842 (2014 - $62,390) was payable by the Company to a private company of which a related party is a shareholder and director and is entitled to receive 50% of this amount. An amount of $52,842 in 2015 (2014 - $7,170) was payable to the private company of which a related party is entitled to 50% of this amount. A further balance of $10,000 at June 30, 2015 and December 31, 2014 remains payable to this related party.

As at June 30, 2015, $97,493 (December 31, 2014 - $97,493) was due from Buccaneer for services performed by the Company during the periods.

A total of 2,147,000 stock options previously granted to related parties were amended in 2014 by re-pricing these options to CAD$0.50 per share.

Material Commitments

Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

•	to the Minerals Commission of Ghana for:

	•	an extension of an expiry date of a prospecting license (currently $15,000 for each occurrence);

	•	a grant of a mining lease (currently $100,000);

	•	an extension of a mining lease (currently $100,000);

	•	annual operating permits; and

	•	the conversion of a reconnaissance license to a prospecting license (currently $20,000);

•	to the Environmental Protection Agency of Ghana for:

	•	processing and certificate fees with respect to EPA permits;

	•	the issuance of permits before the commencement of any work at a particular concession; or

	•	the posting of a bond in connection with any mining operations undertaken by our company; and

•

for a legal obligation associated with our mineral properties for clean up costs when work programs are completed. We are committed to expend an aggregate of less than $500 in connection with annual ground rent and mining permits to enter upon and gain access to the area covered by our mining leases and future reconnaissance and prospecting licenses for our following concessions and such other financial commitments arising out of any approved exploration programs in connection therewith:

	•	the Apapam concession (Kibi project);

	•	the Kwabeng concession (Kwabeng project);

	•	the Pameng concession (Pameng project);

	•	the Banso concession (Banso project); and

	•	the Muoso concession (Muoso project).

Upon and following the commencement of gold production at any of our projects, a royalty of the net smelter returns is payable quarterly to the Government of Ghana as prescribed by legislation.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities. While we do not expect we will be buying any equipment in the foreseeable future, we will continue to assess the situation and weigh our program needs against equipment availabitlity.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Significant Accounting Applications

Application of Critical Accounting Policies

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Generally accepted accounting principles

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America (“US GAAP”).

Principles of consolidation

These consolidated financial statements include the accounts of our company, our wholly owned subsidiaries, Xtra Energy ( from October 31, 2003), XG Exploration (from February 16, 2004), XOG (from October 20, 2005) and XOGG (from March2, 2006) and our 90% owned subsidiary, XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes. Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Cash and cash equivalents

Our company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At June 30, 2015 and December 31, 2014, cash and cash equivalents consisted of cash held at financial institutions.

Receivables

No allowance for doubtful accounts has been provided. Management has evaluated all receivables and believes they are all collectible.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.

Trading securities

Our company’s trading securities are reported at fair value, with realized and unrealized gains and losses included in earnings.

Non-Controlling Interest

The consolidated financial statements include the accounts of XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated upon consolidation. Our company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives using the declining balance method at the following annual rates:

Furniture and equipment	20%
Computer equipment	30%
Vehicles	30%
Exploration equipment	20%

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value. Exploration costs incurred on mineral properties are expensed as incurred. Development costs incurred on proven and probable reserves will be capitalized. Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses). When our company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.

Long-lived assets

Long-lived assets held and used by our company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Asset retirement obligations

Our company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. Our company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time ( accretion expense) and changes in the estimated future cash flows underlying the obligation ( asset retirement cost).

Stock-based compensation

Our company accounts for share-based compensation under the provisions of ASC 718, “Compensation-Stock Compensation”. Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date for all stock-based awards to employees and directors and is recognized as an expense over the requisite service period, which is generally the vesting period. The Black-Scholes option valuation model is used to calculate fair value.

Our company accounts for stock compensation arrangements with non-employees in accordance with ASC 718 which require that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. Nonemployee stock-based compensation charges are amortized over the vesting period on a straight-line basis. For stock options granted to non-employees, the fair value of the stock options is estimated using a Black-Scholes valuation model.

Warrants

Our company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification (“ASC”) topic 480 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statement of operations.

Income taxes

Our company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

Loss per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the year. To calculate diluted loss per share, our company uses the treasury stock method and the if converted method. As of June 30, 2015 and December 31, 2014, there were nil warrants and 2,210,000 stock options outstanding which have not been included in the weighted average number of common shares outstanding as these were anti-dilutive.

Foreign exchange

Our company’s functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end. Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation. Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

Financial instruments

Our company’s financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities. It is management’s opinion that our company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values unless otherwise noted. Our company has its cash primarily in commercial banks in Toronto, Ontario, Canada.

Fair value of financial assets and liabilities

Our company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Our company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short term nature of these instruments. Investments in trading securities are classified as held for trading, with unrealized gains and losses being recognized in income.

The following table presents information about the assets that are measured at fair value on a recurring basis as of March 31, 2015, and indicates the fair value hierarchy of the valuation techniques our company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset:

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	June 30,	Markets	Inputs	Inputs
	2015	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash and cash equivalents	$737,465	$737,465	$—	$—
Restricted cash	221,322	221,322	—	—
Marketable securities	57,577	57,577	—	—
Total	$1,016,364	$1,016,364	$—	$—

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.

Concentration of credit risk

The financial instrument which potentially subjects our company to concentration of credit risk is cash. Our company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of June 30, 2015 and December 31, 2014, our company has exceeded the federally insured limit. Our company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. Our company sells all gold recovered to one licensed export agent in Ghana. There is no contract in place and the company is able to switch suppliers at its discretion.

Recently Adopted Accounting Pronouncements

Our company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on our company’s consolidated financial position, results of operations or cash flows.

Recent accounting pronouncements

In June 2014, the Financial Accounting Standards Board ( “FASB”) issued Accounting Standards Update(ASU) No. 2014 -10, “Development Stage Entities ( Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810,Consolidation”. This ASU does the following, among other things: a) eliminates the requirement to present inception-to-date information on the statements of income, cash flows, and shareholders' equity, b) eliminates the need to label the financial statements as those of a development stage entity, c) eliminates the need to disclose a description of the development stage activities in which the entity is engaged, and d) amends FASB ASC 275, “Risks and Uncertainties”, to clarify that information on risks and uncertainties for entities that have not commenced planned principal operations is required. The amendments in ASU No. 2014-10 related to the elimination of Topic 915 disclosures and the additional disclosure for Topic 275 are effective for public companies for annual and interim reporting periods beginning after December 15, 2014. Early adoption is permitted. The Company has evaluated this ASU and adopted beginning with the period ended December 31, 2014.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or our company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold’s properties to contain economic gold deposits and other mineral deposits and/or to become near-term and/or low-cost producers

Availability of financing for our projects.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold, including development of any deposit in compliance with Ghanaian mining law.

Social engagement and local acceptance of our projects.
Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Potential to expand the NI 43-101 resources on Xtra-Gold’s existing projects and achieve its growth targets

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

NI 43-101 technical reports are correct and comprehensive.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Continuance of gold recovery operations.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Continued cooperation of government bodies to conduct placer operations.

Ability to meet working capital needs for fiscal 2015	Operating and exploration activities and associated costs will be consistent with our current expectations.	Changes in the capital markets impacting availability and timing of future financings on acceptable terms.

Forward-Looking Statements	Assumptions	Risk Factors
Capital markets and financing opportunities are favourable to Xtra-Gold. Sale of any investments, if warranted, on acceptable terms. Xtra-Gold continues as a going concern.

Increases in costs, environmental compliance and changes in environmental, other local legislation and regulation.

Adjustments to currently proposed operating and exploration activities.

Price volatility of gold and other commodities impacting sentiment for investment in the resource markets.

Plans, costs, timing and capital for future exploration and development of Xtra-Gold’s properties including the potential impact of complying with existing and proposed laws and regulations

Availability of financing for our exploration and development activities.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work and economic studies will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation and political and economic climate.

Price volatility of gold and other commodities impacting the economics of our projects.

Management’s outlook regarding future trends	Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Prices for gold and other commodities will be favourable to Xtra-Gold.

Government regulation in Ghana will support development of any deposit.

Price volatility of gold and other commodities impacting the economics of our projects and appetite for investing in junior gold exploration equities.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in economic, political and industry market climate.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold’s ability to predict or control. Please also make reference to those risk factors listed in the “Risk Factors” section above. Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated: August 10, 2015